EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(in thousands, except ratio of earnings to fixed charges)

The following table sets forth our consolidated ratios of earnings to fixed charges and preferred stock dividends for the periods shown. For purposes of computing the ratios, earnings represent income before taxes, extraordinary items and the cumulative effect of accounting changes, plus fixed charges. Fixed charges represent total interest expense plus an estimate of the interest within rental expense, including and excluding interest on deposits. Currently, the Company has no shares of preferred stock outstanding and has not paid any dividends on preferred stock in the periods shown. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is not different from the ratio of earnings to fixed charges.

	Three Months Ended
	March 31, 2017		March 31, 2016
Ratio of Earnings to Fixed Charges (Including Deposits)
Earnings:
Income before income taxes	$18,046		$86,524
Add: Fixed charges, net	14,368		12,221
Income before income taxes and fixed charges, net	$32,414		$98,745
Fixed charges:
Interest expense	$13,968		$11,880
One-third of rental expense	400		341
Interest on unrecognized tax benefits	-		-
Total fixed charges	$14,368		$12,221
Ratio of Earnings to Fixed Charges	2.26	x	8.08	x

Ratio of Earnings to Fixed Charges (Excluding Deposits)
Earnings:
Income before income taxes	$18,046		$86,524
Add: Fixed charges, net	4,861		5,427
Income before income taxes and fixed charges, net	$22,907		$91,951
Fixed charges:
Interest expense (excluding deposits)	4,461		5,086
One-third of rental expense	400		341
Interest on unrecognized tax benefits	-		-
Total fixed charges	$4,861		$5,427
Ratio of Earnings to Fixed Charges	4.71	x	16.94	x